Mail Stop 7010



March 15, 2006


Via U.S. mail and facsimile

Mr. Lee Cole
Chief Executive Officer
Electronic Game Card, Inc.
712 Fifth Avenue, 19th Floor
New York NY 10019


Re: 	Electronic Game Card, Inc.
Preliminary Information Statement on Schedule 14C
Filed March 8, 2006
File No. 000-25843

Form 10-KSB/A for the year ended December 31, 2004
Filed March 8, 2006
File No. 000-25843

Form 10-QSB/A for the quarter ended March 31, 2005
Filed March 8, 2006
File No. 000-25843

Form 10-QSB/A for the quarter ended June 30, 2005
Filed March 8, 2006
File No. 000-25843

Form 10-QSB/A for the quarter ended September 30, 2005
Filed March 8, 2006
File No. 000-25843


Dear Mr. Cole:

      We have reviewed your amended filings and responses and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Preliminary Information Statement on Schedule 14C

1. We have read your response to comment two of our letter dated February 17, 2006. However, we are unclear as to how this transaction was accounted for. As requested in our prior comment, please supplementally provide us with a detailed analysis that shows each of the gross accounting entries to adjust the components of stockholders` equity with accompanying footnotes to better clarify the adjustments you have provided.

2. We note your response to comment four of our letter dated
February
17, 2006. However, it appears that financial statements are required pursuant to Item 11 of Schedule 14A. Please include the required financial statements in the document. If you choose to incorporate information by reference, those materials must be delivered with the information statement.

Form 10-KSB/A for the year ended December 31, 2004

Item 1. Description of Business, page 2

3. We read your response to comment five of our letter dated
February
17, 2006 and reissue this comment. In this regard, please describe in reasonable detail the regulations to which your business is subject.

Recent Sales of Unregistered Securities, page 10

4. We read your response to comment nine of our letter dated
February
17, 2006. It does not appear that you have revised this section to disclose the information required by Item 701 of Regulation S-B with respect to the issuance of options under your 2002 Equity
Compensation Plan.  Please revise accordingly.

Statements of Stockholders` Equity, page F-5

5. We have read your response to comment 15 of our letter dated February 17, 2006. However, we understand from Note 1 of your Form
10-Q/A, for the quarter ended September 30, 2005, that you were incorporated under the laws of the United Kingdom on April 6, 2000, under the name of Electronic Game Card, Ltd. (the "accounting acquirer" of Scientific Energy, Inc.), and were dormant until 2002.
Although you had no operations until 2002, the date of inception, however, should be the same as the date of your incorporation. In this regard:

* Please revise your statements of stockholders` equity to present changes in equity from April 6, 2000, the date of inception, as required by paragraph 11d. of SFAS 7, Accounting and Reporting by Development Stage Enterprises.
* Please have your auditors revise its independent auditor`s report
to address the first paragraph of its opinion which states that the
date of inception for the statements of operations is April 6,
2000
and the date of inception for the statement of stockholders` equity is August 8, 2002. In addition, since revisions have been made to the audit opinion, please provide a consent from your independent auditors.

* Please revise your Form 10-K/A to correct all applicable disclosures.

* Also, please address the inconsistency in your Form 10-K/A in the date you issued 12,696,595 shares in connection with the Scientific
Energy, Inc. acquisition. Your statements of stockholders` equity indicate that the transaction occurred August 8, 2002. "Recent Sales of Unregistered Securities" on page 10 and Note 7 - Common Stock Transactions on page F-13 both indicate that the transaction occurred on August 2, 2002.

Note 8-Stock Options / Warrants, page F-14

6. We note your response to comment 16 of our letter dated
February
17, 2006. However, you still have not complied with our comment. Please revise your disclosure to include a description of the method and significant assumptions used during the year to estimate the fair value of options/warrants as required by paragraph 47.d. of SFAS 123,
Accounting for Stock-Based Compensation. Supplementally provide us with schedules supporting the valuations reflected in your financial statements.

Exhibits 31.1 and 31.2

7. We read your response to comment 17 of our letter dated
February
17, 2006. We note that the section 302 certifications filed with your Forms 10-QSB/A for the fiscal quarters ended March 31, 2005 and
June 30, 2005 complied with the required language.  However, the section 302 certifications in your Form 10-KSB/A for the fiscal year ended December 31, 2004 and Form 10-QSB/A for the fiscal quarter ended September 30, 2005 do not comply. In this regard, please conform your section 302 certifications to the form of certification required by Item 601(b)(31) of Regulation S-B for these two filings.

Form 10-QSB/A for the quarter ended March 31, 2005
Form 10-QSB/A for the quarter ended June 30, 2005

Item 3. Controls and Procedures

8. We read your response to comment 18 of our letter dated
February
17, 2006 and note the statement that your "controls and procedures are effective but that some retraining of our accounting staff is required." In light of the exception noted, it is unclear whether your CEO and CFO have concluded that your disclosure controls and procedures are effective. Please revise to state, in clear and unqualified language, the conclusions of your CEO and CFO with respect to the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matter, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matter, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Form 10-QSB/A for the quarter ended September 30, 2005

Item 3. Controls and Procedures

9. We read your response to comment 18 of our letter dated
February
17, 2006 and reissue this comment, as it does not appear that you have revised this section in response to our comment.

*	*	*	*

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Dale Welcome, Staff Accountant, at (202)
551-
3865 or, in his absence, John Cash, Accounting Branch Chief, at
(202)
551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Chris Edwards,
Special Counsel, at (202) 551-3742 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director
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Mr. Lee Cole
Electronic Game Card, Inc.
March 15, 2006
Page 1





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
  CORPORATION FINANCE